This pricing supplement is not complete and may be changed.  This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell Notes in any jurisdiction where such an offer would not be permitted.

Rule 424(b)(3)
Registration No. 333-132201

Subject to completion, dated March 3, 2008

Pricing Supplement dated March     , 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B
Principal-Protected 2 Year FX Basket Linked Notes Due 2010 (the “Notes”)

Capitalized terms used in this pricing supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.  To the extent terms of the Notes described in this pricing supplement are different from those described in the accompanying Prospectus or Prospectus Supplement, you should rely on the information in this pricing supplement.

Issuer’s Ratings: Aaa/AAA (Subject to change over the term of the Notes. The Notes themselves will not be credit rated.)

CUSIP:

Principal Amount (in Specified Currency): $
Issue Price: See “Plan of Distribution”
Pricing Date: March     , 2008
Original Issue Date: March     , 2008
Stated Maturity Date: March     , 2010
Valuation Date:  Five New York Business Days prior to the Stated Maturity Date
Interest:  We will not make any periodic payments of interest on the Notes during the term of the Notes

Basket Return Amount: At maturity, TMCC will repay 100% of the Principal Amount plus a Basket Return Amount, which may be positive or zero, linked to the direction of and percentage change in the exchange rates of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date.  If the value of the Basket Currencies on a weighted basis has increased from the Pricing Date to the Valuation Date, at maturity, you will receive the $10,000 Principal Amount per Note plus an amount equal to $10,000 per Note multiplied by the Basket Return Percentage multiplied by the Participation Rate.  If the value of the Basket Currencies on a weighted basis has not increased, at maturity, you will receive the $10,000 Principal Amount per Note.  If you hold your Notes to maturity, your minimum payment at maturity is the amount you initially invested in the Notes.  See “Description of the Notes” below.

Basket Currencies: Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso
Participation Rate:     % (to be determined on the Pricing Date and expected to be between 140% and 170%)
Basket Return Percentage: The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.  The Weighted Currency Return for each of the Basket Currencies will be the percentage change in the exchange rate for the Basket Currency from the Pricing Date to the Valuation Date measured against the exchange rate in effect on the Pricing Date, adjusted for the weighting of the Basket Currencies.

Net Proceeds to Issuer: 100%

Agent’s Discount or Commission: 0.0%.  The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with arranging these swap transactions.
Agent: Citigroup Global Markets Inc.
Agent’s Capacity: Principal
Commissions to Financial Advisors: The Agent will pay a commission of $150 for each $10,000 principal amount of Notes sold by its financial advisors.

Calculation Agent: Citibank, N.A.

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: Not Applicable
Redemption Dates: Not Applicable
Notice of Redemption: Not Applicable

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: Yes

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $10,000 increments thereafter
Form of Note: Book-entry only

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected  2 Year FX Basket Linked Notes Due 2010 (the “Notes”). You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The Notes are currency basket-linked securities issued by TMCC that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the direction of and percentage change in the exchange rate of each of the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso relative to the U.S. dollar from the date on which the Notes are priced for initial sale to the public, which we refer to as the “Pricing Date,” to the fifth New York Business Day prior to maturity, which we refer to as the “Valuation Date.”  Each exchange rate used to calculate the Basket Return Percentage reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar, and the percentage change in the exchange rate used to calculate the Basket Return Percentage shall be measured against the exchange rate in effect on the Pricing Date.  If the value of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date does not increase on a weighted basis, the payment you receive at maturity will equal only the amount of your initial investment in the Notes.  If the value of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date increases on a weighted basis, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes and, depending upon the Participation Rate, the return on the Notes will be 140% to 170% (to be determined on the Pricing Date) of the weighted average of the percentage change in the exchange rates for the relevant Basket Currencies.

An investment in the Notes does not produce the same return as a direct investment in the Basket Currencies.  If the Basket Currencies appreciate against the U.S. dollar, an investment in the Notes will not appreciate as much as a direct investment in the Basket Currencies.  On the other hand, if the Basket Currencies depreciate against the U.S. dollar from the Pricing Date to the Valuation Date, you will not lose your original investment if you hold your Notes to maturity.  See “Description of the Notes—Hypothetical Maturity Payment Examples” below.

Each exchange rate used to measure the performance of the Basket Currencies is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/ARS Exchange Rate (that is, the Argentine peso exchange rate) has increased from 2.00 to 4.00, it means the value of one Argentine peso (as measured against the U.S. dollar) has decreased from US$0.50 to US$0.25. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes mature on March       , 2010 and do not provide for earlier redemption by you or by us. The Notes are a series of our unsecured senior debt securities.  The Notes will rank equally with all our other unsecured and unsubordinated debt.

You may transfer the Notes only in minimum denominations and integral multiples of US$10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement and the section “Description of Debt Securities—Global Securities” in the accompanying prospectus for further information.

What Does “Principal-Protected” Mean?

“Principal-Protected” means that your principal investment in the Notes will be returned to you if you hold your Notes until maturity, regardless of the performance of the Basket Currencies relative to the U.S. dollar over the term of the Notes. However, because the Notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your Notes in the secondary market prior to maturity. See “Risk Factors” for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the Notes during the term of the Notes.

What Will I Receive at Maturity of the Notes?

The Notes will mature on March     , 2010. You will receive at maturity, for each US$10,000 Principal Amount of Notes you hold, an amount in cash equal to US$10,000 plus a Basket Return Amount, which may be positive or zero.

How is the Basket Return Amount Defined?

For each $10,000 principal amount of Notes, the Basket Return Amount will equal the product of (a) US$10,000, (b) the Basket Return Percentage and (c) a Participation Rate that is expected to be 140% to 170% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero.

The Basket Return Percentage will equal the sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.

The “Weighted Currency Return” for each Basket Currency will equal the following fraction:

The “Allocation Percentage” for each Basket Currency will equal 20%.

The “Starting Exchange Rate” for the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippine peso will equal the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, respectively, on the Pricing Date, each as calculated by the Calculation Agent or reported, as described below.

The “Ending Exchange Rate” for the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippine peso will equal the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, respectively, on the Valuation Date, each as calculated by the Calculation Agent or reported, as described below.

The USD/ARS Exchange Rate will equal the U.S. dollar/Argentine peso exchange rate in the global spot foreign exchange market, expressed as the amount of Argentine pesos per one U.S. dollar, as reported on the EMTA website page https://mbrservices.net/emtatest/currate.asp or any substitute website page, on any relevant date.

The USD/RUB Exchange Rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported on Reuters Page “EMTA,” or any substitute page, on any relevant date.

The USD/CNY Exchange Rate will equal the U.S. dollar/Chinese renminbi (yuan) exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese renminbi (yuan) per one U.S. dollar, as reported on Reuters Page “SAEC,” or any substitute page, on any relevant date.

The USD/IDR Exchange Rate will equal the U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported on Reuters Page “ABSIRFIX01,” or any substitute page, on any relevant date.

The USD/PHP Exchange Rate will equal the U.S. dollar/Philippines peso exchange rate in the global spot foreign exchange market, expressed as the amount of Philippines pesos per one U.S. dollar, as reported on Reuters Page “PDSPESO,” or any substitute page, on any relevant date.

If any of the USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rates is not so reported on Reuters Pages “EMTA,” “SAEC,” “ABSIRFIX01” or “PDSPESO,” respectively, or their substitute pages, or, in the case of the USD/ARS Exchange Rate, is not so reported on the EMTA website page https://mbrservices.net/emtatest/currate.asp, or any substitute website page, then the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, as applicable, will be calculated on the basis of the arithmetic mean of the midpoint between the applicable spot quotations for the purchase and sale prices of the relevant currency for U.S. dollars by the New York City offices of three leading banks engaged in the foreign exchange market received by the Calculation Agent at 3:00 pm New York City time (selected by the Calculation Agent after consultation with TMCC) (which banks we refer to as reference banks). If fewer than three reference banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the midpoint between the applicable spot quotations for the purchase and sale prices of the relevant currency for U.S. dollars received by the Calculation Agent from two leading commercial banks in New York City (selected by the Calculation Agent after consultation with TMCC). If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotations are reasonable and if so, use the midpoint of such quotations. If no spot quotations are available, then the relevant exchange rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

For more specific information about the “Basket Return Amount,” the “Basket Return Percentage,” the “Weighted Currency Return” and the determination of exchange rates, please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your Notes before maturity, you are not guaranteed to receive the full principal amount of the Notes you sell. You should refer to the sections “Risk Factors—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least the full principal amount of your Notes if you hold the Notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily values of the USD/CNY, USD/IDR and USD/PHP Exchange Rates, as reported by Reuters, from January 2, 2003 to February 29, 2008, a graph showing the daily values of the USD/RUB Exchange Rate, as reported by Reuters, from January 8, 2003 to February 29, 2008, a graph showing the daily values of the USD/ARS Exchange Rate, as reported on the EMTA website page https://mbrservices.net/emtatest/history.asp and a table showing the high and low values of each relevant exchange rate for each quarter since the first quarter of 2003. You can find these graphs and tables in the section “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each Basket Currency in recent years. However, past performance is not indicative of how the Basket Currencies will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

We will treat the Notes as contingent payment instruments for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to the stated maturity date.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

Will the Notes Be Listed on a Stock Exchange?

No. The Notes will not be listed on any exchange.

What is the Role of Citibank, N.A.?

Citibank, N.A., an affiliate of the Agent, will act as calculation agent for the Notes.

Are There Any Risks Associated With My Investment?

Yes. The Notes are subject to a number of risks. Please refer to the section “Risk Factors” in this pricing supplement.

RISK FACTORS

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Basket Currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

Investors Are Subject to the Credit Risk of TMCC

The credit ratings assigned to TMCC are subject to change, and represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Basket Return Amount May Be Zero

The Basket Return Amount will depend on the Basket Return Percentage, which is the weighted average of the percentage change in the exchange rates for the Basket Currencies from the Pricing Date to the Valuation Date, and the Participation Rate. Unless the Basket Return Percentage is greater than zero, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of one or more of the Basket Currencies has increased relative to the U.S. dollar at one or more times during the term of the Notes, but the values of the other Basket Currencies have decreased or have not increased sufficiently.

The Use of the Sum of the Weighted Currency Returns on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each Basket Currency, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date.

The Basket Currencies Are Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket, Which May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a basket comprised of only five currencies, the basket of currencies will be less diversified than a basket representing a broad range of currencies and, therefore, could experience greater volatility.  An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of currencies.

The Yield on the Notes May Be Lower Than the Yield On a Conventional Debt Security of Comparable Maturity

The Notes do not pay any interest. As a result, a low Basket Return Percentage could result in an effective yield on your Notes that is less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

Your Yield is Limited and an Investment in the Notes Will Not Produce the Same Return as a Direct Investment in the Basket Currencies

The Basket Return Amount for each $10,000 principal amount of Notes you hold is limited to the Participation Rate multiplied by $10,000 regardless of how much the Basket Currencies may appreciate against the U.S. dollar.  An investment in the Notes does not produce the same return as a direct investment in the Basket Currencies.  If the Basket Currencies appreciate against the U.S. dollar, an investment in the Notes will not appreciate as much as a direct investment in the Basket Currencies.  On the other hand, if the Basket Currencies depreciate against the U.S. dollar from the Pricing Date to the Valuation Date, you will not lose your original investment if you hold your Notes to maturity.  See “Description of the Notes—Hypothetical Maturity Payment Examples” below.

The Notes Will Not Be Listed; You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes.  Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes.  Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.  If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.  Where Citigroup Global Markets Inc. does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the value of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the Notes at any given time will likely depend substantially on the changes, if any, in the value of each of the Basket Currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the Basket Currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the Notes because of the expectation that the maturity payment on the Notes will increase. Conversely, decreases in the value of one or more of the Basket Currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the Notes because of the expectation that the maturity payment on the Notes will decrease. If you choose to sell your Notes when the value of one or more of the Basket Currencies relative to the U.S. dollar has declined, as measured by one or more of the respective exchange rates being above its respective starting value, you will likely receive less than the amount you originally invested.

The values of the Basket Currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the Basket Currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Return on Your Notes Depends on the Values of the Basket Currencies and the U.S. Dollar, Which are Affected by Many Complex Factors Outside of Our Control” below.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the Basket Currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the Notes may change.

Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the Basket Currencies may decrease the future value of the Basket Currencies relative to the U.S. dollar, which would generally tend to decrease the value of the Notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the Basket Currencies may increase the future value of the Basket Currencies relative to the U.S. dollar, which would generally tend to increase the value of the Notes.

Decreases in interest rates in the countries issuing the Basket Currencies relative to U.S. interest rates may decrease the future values of the Basket Currencies relative to the U.S. dollar, which would tend to decrease the value of the Notes, and increases in interest rates in the countries issuing the Basket Currencies relative to U.S. interest rates may increase the future values of the Basket Currencies relative to the U.S. dollar, which would generally tend to increase the value of the Notes. Interest rates may also affect the economies of the countries issuing the Basket Currencies or of the United States and, in turn, the value of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium” or “discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Basket Currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of each of the Basket Currencies relative to the U.S. dollar during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the Notes.

Hedging Activities. Hedging activities related to the Notes by one or more of Citigroup Global Markets Inc. and its affiliates will likely involve trading in one or more of the Basket Currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the Basket Currencies. This hedging activity could affect the market value of the Notes. It is possible that Citigroup Global Markets Inc. or its affiliates may profit from their hedging activity, even if the market value of the Notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Inc., may be willing to purchase your Notes in the secondary market.

TMCC’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the market value of the Notes.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price includes, and secondary market prices are likely to exclude, the projected profit included in hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your Notes only if you hold the Notes to maturity. The market value of the Notes may fluctuate and, because the Notes are not principal protected prior to maturity, you may receive substantially less than your initial investment if you sell your Notes in the secondary market prior to maturity.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Basket Currencies

Economists, analysts and other professionals, including those employed by Citigroup Global Markets Inc. and its affiliates, from time to time express views on expected movements in foreign currency exchange rates.  These views are sometimes communicated to clients who participate in the foreign exchange markets.  However, these views, depending on world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change.  These views may also not end up correctly predicting actual movements in foreign currency exchange rates.  In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by Citigroup Global Markets Inc. or its affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate and draw your own conclusions as to the merits of an investment linked to the Basket Currencies.  Neither the offering of the Notes nor any views which may from time to time be expressed by Citigroup Global Markets Inc. or its affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

Appreciation of the Basket Currencies During the Term of the Notes Will Not Be Reflected in the Payment Made at Maturity if the Basket Currencies Have Depreciated by the Valuation Date

The Basket Return Amount will be determined five New York Business Days prior to the Stated Maturity Date. On the Valuation Date, the Basket Currencies may have a value on a weighted basis that is less than the higher values of the Basket Currencies that may have prevailed during the term of the Notes. The difference between interim values of the Basket Currencies on a weighted basis and the value on the Valuation Date could be particularly large if the value of the U.S. dollar increases significantly relative to the Basket Currencies during the latter portion of the term of the Notes or if there is significant volatility in the exchange rates of the Basket Currencies during the term of the Notes.  For example, if the exchange rates for the Basket Currencies steadily decrease relative to the U.S. dollar during the initial term of the Notes and then steadily increase back to their Starting Exchange Rates, the Basket Return Amount may be significantly less than it would have been had the Basket Return Amount been calculated when the exchange rates for the Basket Currencies were at their lowest during the term of the Notes.  Under these circumstances, holders of the Notes might receive a significantly smaller payment at maturity than they would have received if the maturity date of the Notes had been at or near the Basket Currencies’ lowest exchange rates rather than on the actual Stated Maturity Date.  If on the Valuation Date, the Basket Currencies have not appreciated on a weighted basis from the Pricing Date, the Basket Return Amount will be zero and your return on an investment in the Notes will be limited to the principal amount of the Notes held.

The Return on Your Notes Depends on the Exchange Rates For the Basket Currencies, Which are Affected by Many Complex Factors Outside of Our Control

The value of any currency, including the Basket Currencies and the U.S. dollar, may be affected by complex political and economic factors, including government policy or actions.  The exchange rate for each Basket Currency is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Currency, including economic and political developments in other countries, including the United States.  Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or be floating.  Investments in or related to emerging markets are subject to greater risks than those in more developed markets.  Exchange rates of most economically developed nations and many developing nations, including those issuing the Argentine peso, Russian ruble, Indonesian rupiah and Philippines peso, are permitted to fluctuate in value relative to other currencies.  However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan).  Governments, including those issuing the Basket Currencies, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  For example, although the Argentine government allows the exchange rate of the Argentine peso to float freely, without a fixed target or band, it will intervene when it deems necessary to preserve stability.  Similarly, the Indonesian government allows the Indonesian rupiah to float without an announced level, but will intervene in the foreign exchange market and impose restrictions on certain foreign exchange transactions and dealings.  The Philippines government and the Russian government have also intervened in the foreign exchange markets with respect to their own currencies.  Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders.  There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Currencies or the U.S. dollar specifically, or any other currency.

There Are Particular Risks Associated with Notes Linked to the Value of the Argentine Peso

The exchange rate between the Argentine peso and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Argentina or elsewhere, and by macroeconomic factors and speculative actions.  In the thirty years prior to December 1989, the Argentine foreign exchange market was subject to exchange controls and, as a result of inflationary pressures, the Argentine currency was devalued repeatedly during that period.  A freely floating exchange rate was in place for all foreign currency transactions from December 1989 to 1991.  From 1991 to 2001, the Argentine government maintained a one-to-one exchange rate between the Argentine peso and the U.S. dollar and required the Central Bank of Argentina to maintain international reserves at least equal to the monetary base.  While the one-to-one exchange rate between the Argentine peso and the U.S. dollar helped restrain inflation, it negatively affected Argentina’s export competitiveness and created chronic deficits in the current account of the balance of payments, which were financed by massive borrowing.  Argentina defaulted on $88 billion in debt in December 2001, the largest sovereign debt default in history, and in January 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime, which abolished the one-to-one exchange rate between the Argentine peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market.  During this time, the Argentine peso suffered a massive devaluation relative to the U.S. dollar.  The Argentine peso currently floats against the U.S. dollar, although it is subject to frequent intervention by the Central Bank of Argentina.  The Central Bank of Argentina intervenes in the foreign exchange market by buying or selling Argentine pesos or U.S. dollars in order to attempt to minimize drastic fluctuations in the exchange rate and maintain the export competitiveness of the exchange rate, among other reasons.  Factors that might affect the likelihood of the government’s imposing certain exchange control restrictions include the extent of Argentina’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Argentina’s debt service burden relative to the economy as a whole and political constraints to which Argentina may be subject.

There Are Particular Risks Associated with Notes Linked to the Value of the Russian Ruble

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in Russia. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in the foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your Notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your Notes.

The Exchange Rate of the Chinese Renminbi (Yuan) is Currently Managed by the Chinese Government

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the U.S. dollar and would float based on market supply and demand with reference to a basket of currencies.  According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the U.S. dollar, the European Union euro, the Japanese yen and the South Korean won.  Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand.  The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per U.S. dollar to 8.11 renminbi (yuan) per U.S. dollar and, as of February 29, 2008, was 7.1058 renminbi (yuan) per U.S. dollar.  The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China.  The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day.  The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the basket.  However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the USD/CNY Exchange Rate.

There Are Particular Risks Associated with Notes Linked to the Value of the Indonesian Rupiah

The exchange rate between the Indonesian rupiah and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Indonesia or elsewhere and by macroeconomic factors and speculative actions.  From 1977 to 1997, the Indonesian government maintained a managed floating exchange rate system under which the Indonesian rupiah was linked to a basket of currencies.  In 1997, the Indonesian rupiah depreciated significantly during the Asian currency crisis and the Indonesian government subsequently abandoned its trading band policy and permitted the Indonesian rupiah to float without an announced level at which the government would intervene.  The Indonesian government continues to intervene in the foreign exchange market and to impose restrictions on certain foreign exchange transactions and dealings.  Factors that might affect the Indonesian government’s policy with respect to the Indonesian rupiah include the extent of Indonesia’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Indonesia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Indonesia may be subject.

There Are Particular Risks Associated with Notes Linked to the Value of the Philippines Peso

The exchange rate between the Philippines peso and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by policies or actions of the central bank of the Philippines, Bankgo Sentral ng Pilipinas (“BSP”), but is also influenced significantly from time to time by political or economic developments in the Philippines or elsewhere and by macroeconomic and speculative actions.  The Philippines peso is allowed to float according to market forces, but the BSP has from time to time intervened to minimize fluctuation of the exchange rate and to prevent significant declines in the Philippines peso with respect to other currencies.  The BSP may also decide to add liquidity to the market so that demands for foreign currency can be satisfied.  Following the Asian financial crisis in 1997, the value of the Philippines peso declined significantly as a result of economic and political factors as well as a continuing inflation differential between the United States and the Philippines.  The Philippines peso continues to be volatile and sensitive to investor perceptions of political stability.  It may also be affected by a Chinese renminbi (yuan) revaluation because the revaluation may impact trade between the Philippines and China and because the Philippines competes with China for foreign direct investment.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While foreign currencies trade in a global, around-the-clock market, your Notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the Notes are not traded that may be reflected when trading hours for the Notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the exchange rates for the Basket Currencies used to calculate the maturity payment on your Notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The Historical Performance of the Basket Currencies Does Not Indicate the Future Performance of the Basket Currencies

The historical performance of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which performance is included in this pricing supplement, should not be taken as an indication of the future performance of such exchange rates during the term of the Notes. Changes in the value of each Basket Currency relative to the U.S. dollar will affect the trading price of the Notes, but it is impossible to predict whether the value of any of the Basket Currencies relative to the U.S. dollar will rise or fall.

We Will Treat the Notes as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

You should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to the stated maturity date.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

Conflicts of Interest

TMCC expects to hedge its obligations under the Notes by entering into a swap agreement with an affiliate of Citigroup Global Markets Inc.  See “Use of Proceeds and Hedging.”  Citigroup Global Markets Inc. or its affiliates may, at present or in the future, publish research reports with respect to movements in foreign exchange rates generally or any of the Basket Currencies or the U.S. dollar specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. Citibank, N.A. is an affiliate of Citigroup Global Markets Inc.; therefore, a potential conflict of interest may exist with Citibank, N.A. acting as Calculation Agent.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected 2 Year FX Basket Linked Notes Due 2010 are currency basket-linked securities issued by TMCC that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the direction of and percentage change in the exchange rate of each Basket Currency from the Pricing Date to the Valuation Date.  The Basket Currencies are the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso.  Each exchange rate used to calculate the Basket Return Percentage reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar, and the percentage change in the exchange rate used to calculate the Basket Return Percentage shall be measured against the exchange rate in effect on the Pricing Date.  If the value of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date does not increase on a weighted basis, the payment you receive at maturity will equal only the amount of your initial investment in the Notes. If the value of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date increases on a weighted basis, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes and, depending upon the Participation Rate, the return on the Notes will be equal to 140% to 170% (to be determined on the Pricing Date) of the weighted average of the percentage change in the exchange rates for the relevant Basket Currencies.

An investment in the Notes does not produce the same return as a direct investment in the Basket Currencies.  If the Basket Currencies appreciate against the U.S. dollar, an investment in the Notes will not appreciate as much as a direct investment in the Basket Currencies.  On the other hand, if the Basket Currencies depreciate against the U.S. dollar, you will not lose your original investment.  See “Hypothetical Maturity Payment Examples” below.

The performance of each of the Basket Currencies is measured by changes in the exchange rate compared to the exchange rate in effect at the Pricing Date. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/ARS exchange rate has increased from 2.00 to 4.00, it means the value of one Argentine peso (as measured against U.S. dollar) has decreased from US$0.50 to US$0.25. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the Notes do not pay any interest during their term. The Notes may be an appropriate investment for investors expecting certain foreign currencies, as represented by the Basket Currencies, to increase in value relative to the U.S. dollar at the Valuation Date as compared to the Pricing Date.

Interest

We will not make any periodic payments of interest on the Notes during the term of the Notes.

Payment at Maturity

The Notes will mature on the Stated Maturity Date. You will receive at maturity, for each US$10,000 principal amount of Notes you hold, an amount in cash equal to US$10,000 plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount

For each $10,000 principal amount of Notes, the Basket Return Amount will equal the product of (a) US$10,000, (b) the Basket Return Percentage and (c) the Participation Rate, provided that the Basket Return Amount will not be less than zero.

The Basket Return Percentage will equal the sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.

The “Weighted Currency Return” for each Basket Currency will equal the following fraction:

The “Allocation Percentage” for each Basket Currency will equal 20%.

The “Starting Exchange Rate” for the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso will equal the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, respectively, on the Pricing Date, each as calculated by the Calculation Agent, or reported, as described below.

The “Ending Exchange Rate” for the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso will equal the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, respectively, on the Valuation Date, each as calculated by the Calculation Agent, or reported, as described below.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public.

The “USD/ARS Exchange Rate” will equal the U.S. dollar/Argentine peso exchange rate in the global spot foreign exchange market, expressed as the amount of Argentine pesos per one U.S. dollar, as reported on the EMTA website page https://mbrservices.net/emtatest/currate.asp or any substitute website page, on any relevant date.

The “USD/RUB Exchange Rate” will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported on Reuters Page “EMTA,” or any substitute page, on any relevant date.

The “USD/CNY Exchange Rate” will equal the U.S. dollar/Chinese renminbi (yuan) exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese renminbi (yuan) per one U.S. dollar, as reported on Reuters Page “SAEC,” or any substitute page, on any relevant date.

The “USD/IDR Exchange Rate” will equal the U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported on Reuters Page “ABSIRFIX01,” or any substitute page, on any relevant date.

The “USD/PHP Exchange Rate” will equal the U.S. dollar/Philippines peso exchange rate in the global spot foreign exchange market, expressed as the amount of Philippines pesos per one U.S. dollar, as reported on Reuters Page “PDSPESO,” or any substitute page, on any relevant date.

If any of the USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rates is not so reported on Reuters Pages “EMTA,” “SAEC,” “ABSIRFIX01” or “PDSPESO,” respectively, or their substitute pages, or, in the case of the USD/ARS Exchange Rate, is not so reported on the EMTA website page https://mbrservices.net/emtatest/currate.asp, or any substitute website page, then the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rate, as applicable, will be calculated on the basis of the arithmetic mean of the midpoint between the applicable spot quotations for the purchase and sale prices of the relevant currency for U.S. dollars by the New York City offices of three leading banks engaged in the foreign exchange market received by the Calculation Agent at 3:00 pm New York City time (selected by the Calculation Agent after consultation with TMCC) (which banks we refer to as reference banks). If fewer than three reference banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the midpoint between the applicable spot quotations for the purchase and sale prices of the relevant currency for U.S. dollars received by the Calculation Agent from two leading commercial banks in New York City (selected by the Calculation Agent after consultation with TMCC). If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotations are reasonable and if so, use the midpoint of such quotations. If no spot quotations are available, then the relevant exchange rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$10,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Principal amount: US$10,000 per Note

•	Starting Exchange Rate of the USD/ARS Exchange Rate: 3.1500

•	Starting Exchange Rate of the USD/RUB Exchange Rate: 24.5000

•	Starting Exchange Rate of the USD/CNY Exchange Rate: 7.1400

•	Starting Exchange Rate of the USD/IDR Exchange Rate: 9100

•	Starting Exchange Rate of the USD/PHP Exchange Rate: 40.700

•	Participation Rate: 140%

•	Allocation Percentage: 20% for each Basket Currency

•	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the actual Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rates					Hypothetical Weighted Currency Return(1)					Hypothetical Basket	Hypothetical Basket	Hypothetical	Hypothetical	Hypothetical Note Return	Hypothetical Dollar Return of Direct Investment in the	Hypothetical Return Percentage of Direct Investment in the
Example	USD/ ARS	USD/ RUB	USD/ CNY	USD/ IDR	USD/ PHP	ARS	RUB	CNY	IDR	PHP	Return Percentage(2)	Return Amount(3)	Payment at Maturity(4)	Note Return %(5)	% per annum(6)	Basket Currencies(7)(a)	Basket Currencies(8)
1	4.1567	29.1189	5.1412	12551	61.993	-6.392%	-3.771%	5.599%	-7.585%	-10.463%	-22.611%	$0.00	$10,000.00	0.00%	0.00%	-$1,260.92	-12.609%
2	4.1552	33.3634	7.7209	11594	21.024	-6.382%	-7.235%	-1.627%	-5.481%	9.669%	-11.057%	$0.00	$10,000.00	0.00%	0.00%	$275.92	2.759%
3	3.6531	23.1031	7.2624	10706	44.204	-3.194%	1.140%	-0.343%	-3.530%	-1.722%	-7.648%	$0.00	$10,000.00	0.00%	0.00%	-$646.77	-6.468%
4	1.9747	21.2455	6.1882	12663	59.504	7.462%	2.657%	2.666%	-7.831%	-9.240%	-4.286%	$0.00	$10,000.00	0.00%	0.00%	$609.58	6.096%
5	2.9238	23.9962	7.0227	9758	40.635	1.436%	0.411%	0.329%	-1.446%	0.032%	0.762%	$106.65	$10,106.65	1.07%	0.53%	$98.46	0.985%
6	3.0588	25.8258	4.1043	13034	33.482	0.579%	-1.082%	8.503%	-8.646%	3.547%	2.901%	$406.13	$10,406.13	4.06%	2.00%	$1,263.74	12.637%
7	3.4340	23.1295	7.6676	5808	39.034	-1.803%	1.119%	-1.478%	7.235%	0.819%	5.892%	$824.82	$10,824.82	8.25%	4.00%	$1,034.45	10.345%
8	2.6708	25.5649	5.0464	8477	41.426	3.043%	-0.869%	5.864%	1.369%	-0.357%	9.050%	$1,267.02	$11,267.02	12.67%	6.05%	$1,217.21	12.172%
9	2.2312	17.4984	4.1806	12827	32.875	5.834%	5.716%	8.290%	-8.191%	3.845%	15.493%	$2,169.00	$12,169.00	21.69%	10.06%	$2,934.55	29.346%
10	2.3681	16.2266	5.8591	8539	23.722	4.964%	6.754%	3.588%	1.233%	8.343%	24.882%	$3,483.50	$13,483.50	34.84%	15.52%	$3,680.14	36.801%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%.
(2)	Hypothetical Basket Return Percentage = Sum of Hypothetical Weighted Currency Return for USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP.
(3)	Hypothetical Basket Return Amount = the greater of (US$10,000 x Hypothetical Basket Return Percentage x 140%) and US$0.
(4)	Hypothetical Payment at Maturity = US$10,000 + Hypothetical Basket Return Amount.
(5)	Hypothetical Note Return % reflects the Hypothetical Basket Return Amount on a Note as a percentage of the principal amount of the Note.
(6)	Hypothetical Note Return % per Annum is calculated on a semi-annual bond equivalent basis assuming payment at maturity of the Hypothetical Payment at Maturity.
(7)
Hypothetical Dollar Return of Direct Investment in the Basket Currencies = the hypothetical return in dollars at the Valuation Date on a direct investment of $2,000 in each of the Basket Currencies at the applicable Starting Exchange Rate (for a total investment of $10,000).

(8)	Hypothetical Return Percentage of Direct Investment in the Basket Currencies = Hypothetical Dollar Return of Direct Investment in the Basket Currencies expressed as a percent of $10,000.
(a)
The Hypothetical Returns of a Direct Investment in the Basket Currencies are presented to show that an investment in the Notes will not yield the same return as a direct investment in the Basket Currencies.

Redemption at Our Option or the Option of the Holder

The Notes are not subject to redemption at the option of any holder prior to maturity and nor will we be able to call the Notes for redemption at any time during the term of the Notes.

Calculation Agent

Citibank, N.A. will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes.  TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying the holders of the Notes.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Argentine peso, in the case of the USD/ARS Exchange Rate; the U.S. dollar and the Russian ruble, in the case of the USD/RUB Exchange Rate; the U.S. dollar and the Chinese renminbi (yuan), in the case of the USD/CNY Exchange Rate; the U.S. dollar and the Indonesian rupiah, in the case of the USD/IDR Exchange Rate; and the U.S. dollar and the Phillipines peso, in the case of the USD/PHP Exchange Rate.  Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar.  Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Argentine peso is the official currency of the Argentine Republic.

The Russian ruble is the official currency of the Russian Federation.

The Chinese renminbi (yuan) is the official currency of the People’s Republic of China.

The Indonesian rupiah is the official currency of the Republic of Indonesia.

The Philippines peso is the official currency of the Republic of the Philippines.

We have obtained all information in this pricing supplement relating to the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Basket Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Reuters, or by the EMTA in the case of the Argentine peso. The historical data on each exchange rate is not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of any of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/ARS Exchange Rate		USD/RUB Exchange Rate		USD/CNY Exchange Rate		USD/IDR Exchange Rate		USD/PHP Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.3569	2.8744	31.8850	31.3770	8.2778	8.2766	9126	8828	55.134	53.355
Second	2.9844	2.7478	31.2920	30.3230	8.2775	8.2768	8906	8136	53.715	51.981
Third	2.9783	2.7551	30.6930	30.2320	8.2776	8.2766	8673	8165	55.559	53.375
Fourth	2.9950	2.8316	30.5410	29.2460	8.2772	8.2765	8583	8365	55.793	54.587
2004
Quarter
First	2.9659	2.8541	29.2570	28.4650	8.2775	8.2766	8648	8318	56.443	55.126
Second	2.9728	2.8019	29.0870	28.5130	8.2773	8.2765	9472	8578	56.388	55.494
Third	3.0690	2.9381	29.2680	29.0310	8.2771	8.2765	9390	8821	56.426	55.629
Fourth	2.9938	2.9352	29.2250	27.7470	8.2768	8.2763	9369	8950	56.444	56.024
2005
Quarter
First	2.9665	2.8898	28.1920	27.4670	8.2766	8.2763	9521	9134	56.249	53.890
Second	2.9186	2.8653	28.6836	27.7100	8.2767	8.2763	9766	9440	56.194	53.979
Third	2.9206	2.8599	28.8450	28.1913	8.2765	8.0871	10894	9740	56.395	55.484
Fourth	3.0434	2.9093	28.9871	28.4142	8.0920	8.0702	10289	9734	56.073	53.059
2006
Quarter
First	3.0852	3.0350	28.4833	27.6558	8.0710	8.0170	9757	9009	52.944	50.955
Second	3.0903	3.0365	27.7750	26.7025	8.0284	7.9956	9523	8724	53.602	50.994
Third	3.1077	3.0645	27.0723	26.6476	8.0024	7.8998	9248	9038	53.063	50.102
Fourth	3.1075	3.0520	26.9623	26.1884	7.9174	7.8087	9228	9005	50.176	49.058
2007
Quarter
First	3.1100	3.0787	26.5825	25.9738	7.8135	7.7303	9224	8964	49.149	48.064
Second	3.1018	3.0705	26.0575	25.6939	7.7349	7.6155	9122	8670	48.369	45.692
Third	3.1832	3.0897	25.8800	24.9515	7.6135	7.5050	9475	8991	46.932	44.776
Fourth	3.1795	3.1254	25.0515	24.3022	7.5232	7.3046	9442	9043	45.064	41.127
2008
Quarter
First (through February 29)	3.1616	3.1275	24.8025	24.0088	7.2996	7.1058	9487	9054	41.486	40.319

The USD/ARS Exchange Rate as displayed on the EMTA website page https://mbrservices.net/emtatest/history.asp on February 29, 2008 was 3.1596.

The USD/RUB Exchange Rate appearing on Reuters Page “EMTA” on February 29, 2008 was 24.0088.

The USD/CNY Exchange Rate appearing on Reuters Page “SAEC” on February 29, 2008 was 7.1058.

The USD/IDR Exchange Rate appearing on Reuters Page “ABSIRFIX01” on February 29, 2008 was 9054.

The USD/PHP Exchange Rate appearing on Reuters Page “PDSPESO” on February 29, 2008 was 40.432.

The following graphs show the daily values of each of the USD/ARS, USD/CNY, USD/IDR and USD/PHP Exchange Rates in the period from January 2, 2003 through February 29, 2008, using historical data reported by Reuters (or, in the case of USD/ARS, historical data from the EMTA website page https://mbrservices.net/emtatest/history.asp).  For the USD/RUB Exchange Rate, the graph shows daily exchange rate values in the period from January 8, 2003 through February 29, 2008, using historical data reported by Reuters.  Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies relative to the U.S. dollar.

Historical USD/ARS Exchange Rate

Historical USD/RUB Exchange Rate

Historical USD/CNY Exchange Rate

Historical USD/IDR Exchange Rate

Historical USD/PHP Exchange Rate

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes who purchases the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are “Contingent Notes” as described in the accompanying prospectus supplement.  Because the denomination currency of the Notes is the U.S. dollar, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments.  Instead, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Based on information furnished to TMCC by the Calculation Agent, the “comparable yield” is an annual rate of      %, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Based on the comparable yield provided above, the “projected payment schedule” per $10,000 principal amount Note consists of a single payment of $       on the stated maturity date.

Based on the comparable yield and projected payment schedule described above, the following table states the amount of interest that will be deemed to have accrued with respect to a $10,000 principal amount Note during each calendar year (assuming semi-annual accrual periods, and that the payment at maturity does not become fixed more than 6 months prior to the stated maturity date):

Calendar Year	OID Deemed to Accrue During Calendar Year (Per $10,000 Principal Amount)	Total OID Deemed to have Accrued from Original Issue Date (Per $10,000 Principal Amount) as of End of Calendar Year
Original Issue Date through June 30, 2008	$	$
July 1, 2008 through December 31, 2008	$	$
January 1, 2009 through June 30, 2009	$	$
July 1, 2009 through December 31, 2009	$	$
January 1, 2010 through Stated Maturity Date	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amount, if any, that will be paid on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect the amount received on sale, exchange, or retirement of a Note (as described below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received on the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Special rules will apply if the payment at maturity becomes fixed more than six months prior to the stated maturity date.  For purposes of the preceding sentence, the payment at maturity will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations.  Generally, in this case a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note.  A U.S. Holder’s tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected.  U.S. Holders are urged to consult their tax advisers concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rate specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions of a Terms Agreement dated March    , 2008 between TMCC and Citigroup Global Markets Inc. (such agreement, the “Terms Agreement”) under the Third Amended and Restated Distribution Agreement dated as of March 7, 2006 among TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation (such agreement, together with the Terms Agreement, the “Distribution Agreement”), Citigroup Global Markets Inc., acting as principal, has agreed to purchase all of the Notes at 100% of the Principal Amount. Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. is committed to take and pay for all of the Notes, if any are taken.

Citigroup Global Markets Inc. will purchase the Notes from TMCC at a price of US $10,000 per Note and expects to sell some of the Notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed $150.00 for each $10,000 principal amount of the Notes. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $150.00 for each $10,000 principal amount of the Notes on sales to certain other dealers. Citigroup Global Markets Inc. will pay a commission of $150.00 for each $10,000 principal amount of the Notes sold by its financial advisors.

Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. has agreed to comply with the following additional selling restrictions: (i) it will comply with all applicable laws and regulations known by it, or that should have reasonably been known by it, in each jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes the Prospectus or Prospectus Supplement, any applicable permitted free writing prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and TMCC shall have no responsibility therefor, and (ii) it will not offer, sell or deliver any of the Notes directly or indirectly, or distribute any such offering material in or from any jurisdiction except under circumstances which will result in compliance with applicable laws and regulations and which will not impose any obligation on TMCC.

The Notes are being offered globally for sale in the United States, Latin America, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

WARNING TO INVESTORS IN SINGAPORE ONLY: This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this pricing supplement have not been reviewed by any regulatory authority in Hong Kong.  Investors are advised to exercise caution in relation to the offer.  If investors are in any doubt about any of the contents of this pricing supplement, they should obtain independent professional advice.  The Notes may not be offered or sold in Hong Kong, by means of this pricing supplement or any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to our Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Neither Citigroup Global Markets Inc. nor any of its affiliates has offered or sold or will offer or sell any of the Notes in the People's Republic of China (excluding Hong Kong and Macau) as part of the initial distribution of the Notes.

ADDITIONAL CONSIDERATIONS

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Citigroup Global Markets Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving a payment equal to the Basket Return Amount due in respect of the Notes from the affiliate of Citigroup Global Markets Inc.